Michael Moran
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Distribución y Servicio D&S S.A.
Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2006
Filed on July 13, 2007
File No. 333-7616

Dear Mr. Moran:

On behalf of Distribución y Servicio D&S S.A. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 30, 2007 (the “Comment Letter”) relating to the above-referenced Form 20-F for the fiscal year ended December 31, 2006 filed on July 13, 2007 (pursuant to Rule 12b-25). As noted below and requested by the Staff, future filings will appropriately reflect the following responses to the Staff’s comments.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

1.
In future filings, you must clearly state disclosure controls and procedures are either effective or ineffective as of the date of managements´ evaluation. In your response please tell us what you mean when you state disclosure controls and procedures are “not entirely adequate and effective” and tell us whether management concluded such controls were effective or ineffective as of the date of their evaluation.

The Company respectfully submits to the Staff that its conclusion should have read that its disclosure controls and procedures “are ineffective” as of the date of evaluation. In future filings, the Company’s wording will comply with the requirement to state clearly whether the Company’s disclosure controls were “ineffective” or “effective.”

2.
If your response states the certifying officers conclude that disclosure controls and procedures were effective, please explain to us how they were able to reach this conclusion in light of the material weakness you identified in your internal controls over financial reporting.

Given the Company’s response to 1 above, we respectfully submit that no response to 2 would be required.

3.
In addition to identifying material weaknesses you should also address when these discoveries occurred, the reasons for the discoveries and provide a more robust description of the material weaknesses within inventory distribution and U.S. GAAP reconciliation process and the potential impact to your financial statements. Please provide us with an example of your revised disclosure.

The Company respectfully submits to the Staff as clarification that the above-referenced Form 20-F for the fiscal year ended December 31, 2006 identified (i) a material weakness in its inventory integrity controls and (ii) a significant deficiency in its U.S. GAAP reconciliation process internal controls.

In future filings, should the Company identify significant deficiencies and/or material weaknesses of a similar or different nature, the Company will prepare its related disclosure in line with the revised disclosure presented below.

The Company’s revised disclosure is as follows:

Although physical inventory counts on a sample basis are performed daily, during our year-end complete physical inventory count at our distribution center, which took place on January 7, 2007, and in conjunction with an analysis of the adequacy of any provisions which might have been required against the distribution center inventory, we identified a discrepancy in our book to physical count which exceeded the parameters under which we define “normal shrinkage.” As a result of the related analysis performed, we identified certain significant deficiencies in our internal controls over inventory integrity, which, on a grouped basis, were defined as a material weakness. These significant deficiencies included lack of monthly reconciliations between our inventory sub-ledgers and general ledger as well as the lack of related analytical inventory review procedures which might have indicated the widening discrepancy caused by certain unposted items that came to light through the process of reconciling differences between the two prior to our annual required reconciliation. The lack of monthly reconciliations also prevented us from detecting unposted physical transfers of certain non-food items from the distribution centers due to a flaw in the implementation of a new inventory tracking software. The combination of the lack of monthly reconciliation controls in addition to the flaw in the software resulted in a material weakness for the year ended December 31, 2006.

The above-mentioned material weakness resulted in a charge of approximately Ch$4,700 million (US$8.8 million) to cost of sales that was identified by management and posted in the general ledger in the normal Chilean GAAP financial closing process, and therefore reflected in our Chilean GAAP financial statements as published as of and for the year ended December 31, 2006 and the Chilean GAAP financial statements and U.S. GAAP reconciliation in our 2006 20-F.

In response to this material weakness, we have taken steps to improve the design of our controls and implement such newly designed controls so that all sub-ledger to general ledger discrepancies are required to be reconciled and recorded in a timely manner. Additionally, we corrected the design flaw in our newly-installed inventory tracking software to correctly account for inter-location transfers.

Additionally, we continued to identify certain deficiencies in the preparation of and financial closing process related to our U.S. GAAP reconciliation for 2006, which, on a grouped basis, were defined as a significant deficiency. These deficiencies included (i) lack of appropriate training in U.S. GAAP for our accounting personnel involved in the U.S. GAAP reconciliation process, specifically with respect to newly issued U.S. GAAP requirements, (ii) ineffectively designed internal controls which prevented us from ensuring that all U.S. GAAP disclosure requirements had been satisfied, and (iii), as a result, incomplete identification of certain insignificant, both on a individual and aggregate basis, Chilean GAAP to U.S. GAAP adjustments.

In response to the above-mentioned deficiencies, we have undertaken to (i) provide more timely and advanced training on U.S. GAAP to our accounting personnel during 2007 as well as hire additional personnel with U.S. GAAP expertise and (ii) implement more robust controls in order to better identify Chilean GAAP to U.S. GAAP adjustments and any non-compliance with applicable literature regarding U.S. GAAP disclosure.

At the request of the Staff, please see attached a letter from the Company in which it acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*  *  *
We hope that you find the foregoing fully responsive to your comments. Please do not hesitate to contact us if you have any questions regarding our responses. If you have any questions or comments, please do not hesitate to contact S. Todd Crider (212-455-2664) or Carlos F. Amy (212-455-3043).

Very truly yours

/s/ S. Todd Crider
S. Todd Crider

cc:	Mr. Alejandro Droste
Chief Financial Officer
Distribución y Servicio D&S S.A.
Avenida Presidente Eduardo Frei Montalvo 8301
Quilicura
Santiago, Chile

Michael Moran
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Distribución y Servicio D&S S.A.
Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2006
Filed on July 13, 2007
File No. 333-7616

Dear Mr. Moran:

The following sets forth the statement of Distribución y Servicio D&S S.A. (“the Company”) as requested in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 30, 2007 relating to the above-referenced Form 20-F for the fiscal year ended December 31, 2006 filed on July 13, 2007. The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Distribución y Servicio D&S S.A.

By:	/s/ Alejandro Droste
Alejandro Droste Chief Financial Officer